Exhibit 99.1

STRATASYS SIGNS AGREEMENT TO ACQUIRE
COVESTRO’S ADDITIVE MANUFACTURING MATERIALS BUSINESS

Accretive acquisition will enable Stratasys to offer more full solutions to customers and accelerate next-generation materials development for manufacturing with partners

Stratasys will expand its differentiated materials offering in stereolithography, DLP, and powders, supported by a broad IP portfolio

EDEN PRAIRIE, Minn., and REHOVOT, Israel, August 8, 2022 – Stratasys Ltd. (NASDAQ: SSYS), a leader in polymer 3D printing solutions, announced today it has signed a definitive agreement to acquire the additive manufacturing materials business of Covestro AG (DAX: 1COV). The acquisition is expected to be immediately accretive upon closing. It will include R&D facilities and activities, global development and sales teams across Europe, the U.S. and China, a portfolio of approximately 60 additive manufacturing materials, and an extensive IP portfolio comprised of hundreds of patents and patents pending. The purchase price is approximately 43 million euros, plus additional inventory, less certain liabilities. In addition, there is a potential earnout of up to 37 million euros, subject to the achievement of various performance metrics.

Covestro’s additive manufacturing business includes one of the world’s most recognized and trusted brands in photopolymers - Somos. The automotive grill shown here on a Stratasys Neo800 stereolithography system was 3D-printed with clear Somos WaterShed CX 11122.

Covestro has been a key part of Stratasys’ third-party materials ecosystem, and the acquisition will benefit customers using multiple Stratasys 3D printing platforms, including its Origin P3™, Neo® stereolithography, and H350™ printers. Stratasys is already a distributor of Covestro’s Somos® resins and they are already available for Neo and Origin® One 3D printers.

“Innovative materials are the fuel of additive manufacturing and translate directly into the ability to create new use cases for 3D printing, particularly in the production of end-use parts like dental aligners and automotive components,” said Stratasys CEO Dr. Yoav Zeif. “The acquisition of Covestro’s highly regarded Additive Manufacturing business positions us to further grow adoption of our newest technologies. We will now have the ability to accelerate cutting-edge developments in 3D printing materials, and advance our strategy of providing the best and most complete polymer 3D printing portfolio in the industry.”

The acquisition is expected to close during the first quarter of 2023, and the transaction is subject to the receipt of regulatory approvals and satisfaction of other customary closing conditions. The majority of employees of the acquired entity will continue to be based in Geleen, Netherlands and Elgin, Ill.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys, FDM, P3, Origin, Origin One, SAF, and Neo are trademarks or registered trademarks of Stratasys Ltd. and/or its affiliates. All other trademarks are the property of their respective owners, and Stratasys assumes no responsibility with regard to the selection, performance, or use of these non-Stratasys products.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’s intentions with respect to the proposed transaction are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may include, but are not limited to, statements relating to the anticipated completion of the combination of MakerBot and Ultimaker, the financial position and prospects of the new combined company, and the desktop 3D printing market. Forward-looking statements are subject to significant risks and uncertainties, and actual results could differ materially from those projected. There can be no assurance that Stratasys will be able to complete the transaction on the anticipated terms, or at all. Important factors that could cause actual results and developments to differ materially from those anticipated in these forward-looking statements include, among other things, risks and uncertainties related to market conditions, satisfaction of customary closing conditions related to the transaction and the risk factors and other matters referred to under “Risk Factors”, and generally in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission, or SEC, on February 24, 2022, and in other reports that Stratasys furnishes to or files with the SEC from time to time, including, most recently, the report of foreign private issuer on Form 6-K reporting Stratasys’ results for the quarter ended June 30, 2022, furnished to the SEC on August 3, 2022. Readers are urged to carefully review and consider the various disclosures made in Stratasys’ SEC reports, which are designed to advise interested parties of the risks and other factors that may affect its business, financial condition, results of operations and prospects. The forward-looking statements in this release speak only as of this date, and Stratasys disclaims any intent or obligation to revise or update publicly any forward-looking statement except as required by law.

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Media Contacts

Stratasys Corporate & North America Heather Morris heather.morris@stratasys.com +1 612-875-2751	Europe, Middle East, & Africa Jonathan Wake / Miguel Afonso, Incus Media stratasys@incus-media.com +44 1737 215200	Israel Rosa Coblens Rosa.coblens@stratasys.com +852-9189-7273
Investor Relations Yonah Lloyd yonah.lloyd@stratasys.com +972-74-745-4919	Brazil, Central America and South America Erica Massini erica.massini@stratasys.com +55 (11) 2626-9229	Asia Kalyani Dwivedi kalyani.dwivedi@stratasys.com +91 80 6746 2606

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